Exhibit 99.1

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

December 11, 2012                                                                                                           NR 28 - 2012

Avrupa acquires new exploration licenses in Portugal

Avrupa Minerals Ltd. (AVU:TSXV and 8AM:Frankfurt) is pleased to announce the acquisition of three new exploration licenses in Portugal.  Two of the licenses, Candedo and Sabroso, are located in northern Portugal in a developing belt of potential tungsten and gold mineralization, related to granitic intrusions.  The third license, Sines, is located in southern Portugal in a relatively unexplored part of the Portuguese Pyrite Belt.  The eastern boundary of the license is located just six kilometers west of the boundary of the Alvalade Joint Venture, operated by Avrupa and funded by Antofagasta Minerals SA.  A map of The Company’s landholdings in Portugal can be found on the Avrupa website at http://www.avrupaminerals.com/projects/portugal/.

Paul Kuhn, President and CEO of Avrupa Minerals commented, “The Company is excited about the new acquisitions.  In our generative exploration work in northern Portugal, we visited several historic tungsten workings and sampled quartz vein material found in the prospect areas.  Of the four prime areas visited, three of the old prospects contained gold-bearing quartz veins.  Results from 18 select samples averaged 3.62 ppm gold, and ranged in values from 0.4 ppm to 14.75 ppm gold.  Candedo and Sabroso, as well as the previously-acquired Arcas license, cover these anomalous prospects and surrounding areas.”

Kuhn continued, “The Sines target area was brought to our attention through the long-time prospecting work of a local mining persona.  Our initial review of the target area showed that altered and weakly copper-mineralized Pyrite Belt target rocks outcrop on the property in the area of several old prospects.  This is a part of the Pyrite Belt that has received little or no modern exploration attention.  With visible copper mineralization at the surface, we expect to generate further interest from potential JV partners after completing our evaluation of the target areas.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 18 exploration licenses in three European countries, including 12 in Portugal covering 2,775 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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